AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2009, December 31, 2008 and the eleven-months ended December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the consolidated balance sheets of Avino Silver & Gold Mines Ltd. as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years ended December 31, 2009 and 2008 and the eleven month period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 and the eleven month period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 29, 2010

COMMENTS BY AUDITORS ON CANADA-UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 28, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 29, 2010

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	December 31,
	2009	2008

ASSETS
Current
Cash and cash equivalents	$2,829,605	$3,575,241
Interest receivable	146	2,939
Sales tax recoverable (Note 9)	88,725	387,007
Prepaid expenses and other assets	49,614	11,487
	2,968,090	3,976,674

Property, Plant & Equipment (Note 6)	1,455,146	1,176,013
Reclamation Bonds	5,500	5,500
Mineral Properties (Note 7)	14,573,506	14,861,524
Investments in Related Companies (Note 8)	204,036	106,519
	$19,206,278	$20,126,230

LIABILITIES
Current
Accounts payable and accrued liabilities	$382,482	$404,407
Amounts due to related parties (Note 12(a))	164,690	170,800
	547,172	575,207

Future income tax liability	1,694,007	1,933,569
	2,241,179	2,508,776
SHAREHOLDERS' EQUITY
Share Capital (Note 10)	33,112,072	33,112,072
Contributed Surplus	8,131,629	7,893,742
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
	41,141,832	40,903,945

Accumulated other comprehensive loss	(6,049)	(103,566)
Deficit	(24,170,684)	(23,182,925)
	(24,176,733)	(23,286,491)
	16,965,099	17,617,454
	$19,206,278	$20,126,230

Nature of Operations – Note 1
Subsequent Events – Note 22

 Approved by the Board of Directors:

“Louis Wolfin”                      Director                                                                                                         “David Wolfin”                  Director

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
Periods ended December 31

	Year ended 2009	Year ended 2008	(Note 2) Eleven-months ended 2007

Operating and Administrative Expenses
Amortization	$2,328	$2,869	$2,046
General exploration	294	8,823	18,636
Investor relations	90,031	193,192	263,192
Management fees	96,000	96,000	88,000
Office and miscellaneous	104,548	121,353	141,843
Professional fees	183,911	179,299	196,555
Regulatory and compliance fees	24,540	25,821	21,175
Salaries and benefits	82,160	109,354	73,610
Sales tax (recovery) write-down (Note 9)	(181,456)	213,652	-
Stock-based compensation (Note 11)	237,887	585,800	-
Travel and promotion	28,935	39,750	63,470
	669,178	1,575,913	868,527

Other Income (Expenses)
Interest income	68,224	146,386	359,339
Foreign exchange loss	(18,249)	(38,481)	(32,301)
Impairment of mineral properties (Note 7)	(608,118)	-	-
Litigation settlement (Note 19)	-	2,785	(759,302)
Mineral property option revenue (Note 7)	-	25,000	-
Misappropriation loss (Note 20)	-	-	(86,155)

LOSS BEFORE INCOME TAX	(1,227,321)	(1,440,223)	(1,386,946)
Future income tax recovery (expense) (Note 17)	239,562	(98,653)	501,083
NET LOSS	(987,759)	(1,538,876)	(885,863)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments in related companies (Note 8)	97,517	(108,196)	(12,487)

COMPREHENSIVE LOSS	$(890,242)	$(1,647,072)	$(898,350)

Loss per Share - Basic and Diluted	$(0.05)	$(0.07)	$(0.04)

Weighted Average Number of Shares Outstanding	20,584,727	20,584,727	20,584,727

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2009, December 31, 2008 and eleven month period ended December 31, 2007
(Expressed in Canadian dollars)

	Number of Common Shares	Share Capital	Share Subscriptions Receivable	Treasury Shares	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, January 31, 2007	20,584,727	$33,112,072	$(5,940)	$(101,869)	$7,259,879	$(20,758,186)	$-	$19,505,956

Transitional adjustment for fair value of investments	-	-	-		-	-	17,117	17,117

Shares issued for proceeds receivable	-	-	5,940	-	-	-	-	5,940
Net loss for the period	-	-	-	-	-	(885,863)	-	(885,863)
Unrealized loss on investments	-	-	-	-	-	-	(12,487)	(12,487)
Stock-based compensation (Note 11)	-	-	-	-	27,863	-	-	27,863

Balance, December 31, 2007	20,584,727	33,112,072	-	(101,869)	7,287,742	(21,644,049)	4,630	18,658,526

Net loss for the year	-	-	-	-	-	(1,538,876)	-	(1,538,876)
Unrealized loss on investments	-	-	-	-	-	-	(108,196)	(108,196)
Stock-based compensation (Note 11)	-	-	-	-	606,000	-	-	606,000

Balance, December 31, 2008	20,584,727	33,112,072	-	(101,869)	7,893,742	(23,182,925)	(103,566)	17,617,454

Net loss for the year	-	-	-	-	-	(987,759)	-	(987,759)
Unrealized loss on investments	-	-	-	-	-	-	97,517	97,517
Stock-based compensation (Note 11)	-	-	-	-	237,887	-	-	237,887

Balance, December 31, 2009	20,584,727	$33,112,072	$-	$(101,869)	$8,131,629	$(24,170,684)	$(6,049)	$16,965,099

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended December 31, 2009	Year ended December 31, 2008	(Note 2) Eleven-months ended December 31, 2007

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	$(987,759)	$(1,538,876)	$(885,863)
Adjustments for non-cash items:
Amortization	2,328	2,869	2,046
Sales tax write-down provision	8,873	213,652	-
Stock-based compensation	237,887	585,800	-
Stock-based compensation included in investor relations	-	20,200	27,863
Impairment of mineral properties	608,118	-	-
Future income tax expense (recovery)	(239,562)	98,653	(501,083)

	(370,115)	(617,702)	(1,357,037)

Net change in non-cash working capital (Note 13)	226,040	(291,327)	(987,164)

	(144,075)	(909,029)	(2,344,201)

FINANCING ACTIVITIES
Collection of share subscriptions receivable	-	-	5,940

INVESTING ACTIVITIES
Mineral property exploration expenditures	(320,100)	(1,764,719)	(2,292,156)
Property, plant and equipment purchases	(281,461)	(93,492)	(72,208)

	(601,561)	(1,858,211)	(2,364,364)

Decrease in cash and cash equivalents	(745,636)	(2,767,240)	(4,702,625)

CASH AND CASH EQUIVALENTS, Beginning	3,575,241	6,342,481	11,045,106

CASH AND CASH EQUIVALENTS, Ending	$2,829,605	$3,575,241	$6,342,481

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense	$-	$-	$87
Income taxes	-	-	-

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

1.         NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1969 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and the Yukon, Canada.

The Company is in the exploration stage and is in the process of determining whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts recorded as mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, maintenance of the Company’s legal interests in its mineral claims, obtaining further financing for exploration and development of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or receiving proceeds from the sale of all or an interest in its mineral properties.

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will be required to raise new financing through the sale of shares or issuance of debt to continue with the exploration and development of its mineral properties. Although management intends to secure additional financing as may be required, there can be no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together raise substantial doubt about the Company’s ability to continue as a going concern. These audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.         CHANGE OF FISCAL YEAR END

During 2007, the Company changed its fiscal year end from January 31st to December 31st to correspond to the December 31st fiscal year end of the Company’s Mexican operating subsidiaries, which report on a calendar year basis. The effect of this change resulted in a comparative eleven months fiscal period ended December 31, 2007 for the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows.

3.         SIGNIFICANT ACCOUNTING POLICIES

    i)  Basis of presentation

These consolidated financial statements have been prepared in Canadian Dollars in accordance with Canadian GAAP and include the accounts of the Company and its Mexican subsidiaries. A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States is contained in Note 23. All significant inter-company balances and transactions have been eliminated on consolidation. The Company’s Mexican subsidiaries are Oniva Silver and Gold Mines S.A., (“Oniva Silver”) which is wholly-owned, Promotora Avino, S.A. De C.V. (“Promotora”) in which the Company has a direct 79.09% ownership, and Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) in which the Company has a 96.60% direct ownership and an additional 2.68% indirect effective ownership held through Promotora. The ownership interests in Cia Minera combine for an effective 99.28% held by the Company as at December 31, 2009 (2008 - 89.35%) (see Note 4).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (Continued)

    i)   Basis of presentation (continued)

These consolidated financial statements include the net assets and operations of the Promotora and Cia Minera subsidiaries on a consolidated basis beginning from July 17, 2006 onward.

    ii)  Cash and cash equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value.

    iii)  Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets on the declining balance basis at the following annual rates:

Office equipment, furniture and fixtures                                                 20%
Computer equipment                                                                                 30%

The mine mill, machinery, plant facilities and equipment are not in active use, as the Company is in the process of refurbishing these assets. Accordingly, these assets are considered to be under reconstruction and no amortization has been recorded on them. Once production commences, the mine mill, machinery, plant facilities and equipment will be amortized at rates sufficient to amortize such costs over their estimated productive lives, which do not exceed the related estimated mine lives, of such facilities based on proven and probable reserves.

    iv)  Mineral properties, deferred exploration and development expenditures

The Company follows CICA Accounting Guideline 11, Enterprises in the Development Stage. Mineral property acquisition, exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests based on the observed trading price of the shares. Mineral exploration costs such as field labour and consultants, geology and assaying, and mining claims are capitalized and carried at cost until the properties to which they relate are placed into production, sold or management determines a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan will be expensed as incurred after production has commenced.

Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, will be depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves once commercial production commences.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (Continued)

    v)  Investments

Investments in shares of public companies traded on an active market over which Avino does not have control or exercises significant influence are classified as available-for-sale and accounted for at fair market value, based upon quoted market share prices at the consolidated balance sheet date. Unrealized gains or losses on these investments are recorded as other comprehensive income or loss, unless a decline in value is considered to be other than temporary. Purchases and sales of investments are measured on a settlement date basis.

    vi)  Translation of foreign currencies and foreign subsidiaries

The Company’s integrated Mexican foreign subsidiaries are financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at rates in effect during the period, except for amortization, which is translated on the same basis as the related assets. The resulting exchange gains or losses are recognized in income.

    vii)  Comprehensive loss

Effective February 1, 2007 comprehensive loss is comprised of the sum of the net loss and other comprehensive income or loss which includes unrealized gains or losses from changes in the fair market value of available-for-sale investments, changes in the fair market value of derivative instruments designated as cash flow hedges and currency translation adjustments on self-sustaining foreign operations. The Company does not have any derivative instruments or self-sustaining foreign operations and currently the Company’s other comprehensive income (loss) is comprised only of changes in the fair value of the Company’s available-for-sale investments.

    viii) Financial instruments

   (a)  Classification

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financials assets are measured at fair value with changes in fair value recognized in operations. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

    viii)  Financial instruments (continued)

    (b)  Transaction costs

Transaction costs attributable to the acquisition or issue of financial assets or financial liabilities, other than those classified as held-for-trading, are added to the initial fair value amount to match the costs with the related transactions.

    ix)  Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas requiring the use of estimates relate to the recoverability or valuation of sales taxes recoverable, property, plant, equipment, and mineral properties, the valuation of asset retirement obligations, useful lives for amortization, recognition and disclosure of future income tax assets and liabilities, and stock-based compensation. Actual results could differ from those estimates.

    x)  Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases for existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

The Company follows CICA Emerging Issues Committee Abstract 146 Flow-Through Shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures, to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized for the net tax effect of the deductions renounced, and share capital is reduced.

If the Company has sufficient unrecognized tax losses carried forward or other unrecognized future income tax assets to offset all or part of this future income tax liability, a portion of such unrecognized future income tax assets is recorded as a future income tax recovery up to the amount of the future income tax liability that would otherwise be recognized.

    xi)  Stock-based compensation

The Company recognizes stock-based compensation expense for the estimated fair value of stock-based payments. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date using the Black-Scholes option pricing model, and are expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Consideration received on the exercise of stock options is recorded as share capital with a corresponding reduction in the contributed surplus related to the options exercised.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

3.          SIGNIFICANT ACCOUNTING POLICIES (Continued)

    xii)   Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Stock options and warrants are dilutive when the average market prices of the common shares during the year exceed the exercise prices of the options and warrants.

For the years ended December 31, 2009, December 31, 2008 and the eleven months ended December 31, 2007, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the affect of this dilution is to reduce the reported loss per share (anti-dilutive), fully diluted loss per share information has not been shown.

    xiii)   Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations (“ARO”), including site restoration costs in the period in which such liabilities are incurred and can be reasonably estimated. Upon recognition of an ARO, the site restoration costs are capitalized as a part of the mineral property. In periods subsequent to initial measurement, the ARO is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company estimated its site restoration costs as at December 31, 2009 to be $nil (2008 - $nil) as significant disturbance of sites giving rise to restoration obligations has not yet occurred.

    xiv)   Impairment of long-lived assets

The recoverability of long-lived assets, which includes property, plant, equipment, and mineral properties is assessed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal less costs to sell, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available.

Impairment in the carrying value of non-producing mineral properties may occur when one of the following conditions exists:

(a)	the Company's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

(b)	exploration results are not promising and no more work is being planned in the foreseeable future on the property; or

(c)	the remaining lease terms for the property are insufficient to conduct necessary studies, exploration work, or mineral extraction.

Once impairment has been determined in the carrying value of a mineral property, it will be written-down to fair value. Amounts shown for mineral properties reflect costs incurred to date, less impairments, and are not intended to reflect present or future values.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

    xv)   New Accounting Standards

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

(a)
CICA Section 3064 Goodwill and Intangible Assets replaces Section 3062 Goodwill and Intangible Assets, and Section 3450 Research and Development Costs, which also resulted in amendments to related guidance contained in AcG-11 Enterprises in the Development Stage and Section 1000 Financial Statement Concepts. This new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit orientated enterprises. The adoption of this standard had no impact on the Company’s consolidated financial statements for fiscal 2009.

(b)
Emerging Issues Committee Abstracts (“EIC”) 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard had no impact on the Company’s consolidated financial statements for fiscal 2009.

(c)
EIC 174 Mining Exploration Costs provides guidance related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The adoption of this standard had no impact on the Company’s consolidated financial statements for fiscal 2009.

(d)
Amendments to CICA Section 3862 Financial Instruments – Disclosures. These amendments are applicable to the Company’s annual financial statements, requiring additional disclosure about fair value measurements of financial instruments and enhanced liquidity disclosure requirements for publically accountable enterprises. The disclosures required by these new standards are included in Note 18.

    xvi)   Recent Accounting Pronouncements

(a)
In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements and will continue to invest in training and necessary resources to complete the conversion. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS. The Company anticipates implementation of these standards in its first quarter of 2011 and is currently evaluating the impact of their adoption on its consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

3.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

    (xvi)  Recent Accounting Pronouncements (continued)

(b)
CICA Section 1582 Business Combinations, which replaces Section 1581, Business Combinations; CICA Section 1601 Consolidated Financial Statement and Section 1602 Non-Controlling Interests, which replace Section 1600, Consolidated Financial Statements. These new standards are based on the International Financial Reporting Standard 3, Business Combinations. These new standards replace the existing guidance on business combination and consolidated financial statements. These new standards require that most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed. These new standards also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. This standard is effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

4.         SUBSIDIARY COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On February 16, 2009 the Company converted existing loans advanced to its subsidiary Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) into new additional shares, resulting in the Company’s ownership increasing by 9.93% to an effective 99.28%. The inter-company loans and the investment in shares of Cia Minera have been eliminated upon consolidation of the financial statements.  The Company had a pre-existing effective ownership interest of 89.35% in Cia Minera during fiscal December 31, 2008 and 2007 prior to the 9.93% increase. The issuance of shares to the Company by Cia Minera on February 16, 2009 resulted in a reduction in the non-controlling interest from 10.65% to 0.72% (see Note 5).

The historic operations of Cia Minera involved the mining of commercial grade ores which produced silver, gold and copper. This plant and mine ceased operations in November 2001 due to low metal prices and the closure of a smelter. The Company is evaluating the re-activation of the mine and has commenced exploration activities on Cia Minera’s mineral properties in the state of Durango, Mexico (see Note 7).

5.         NON-CONTROLLING INTEREST

As at December 31, 2009 the Company has an effective 99.28% interest in its subsidiary Cia Minera, and the remaining 0.72% portion is a non-controlling interest, reflecting a change in ownership interests resulting from the shares that Cia Minera issued to the Company on February 16, 2009 (the “Cia Minera Share Transaction”) as described in Note 4.  In fiscal 2008 the non-controlling interest of Cia Minera was 10.65% and the 9.93% change in the fiscal 2009 ownership results in a reduction of the non-controlling interest.

Cia Minera’s operations have generated recurring losses since the Company acquired control of Cia Minera on July 17, 2006 and the owners of the minority interest have not funded and are not required to fund their share of Cia Minera’s net losses and have not demonstrated any commitment for funding.  Accordingly, the non-controlling interest in Cia Minera operating losses are not recognized as a recoverable asset in these financial statements and there is no allocation of consolidated net losses to the minority interests.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

5.         NON-CONTROLLING INTEREST (Continued)

The Cia Minera Share Transaction is accounted for as a capital transaction and the funds that were previously advanced to Cia Minera are consolidated in the financial statements as assets, expenditures or deficit according to the full use of the funds in 2009 or past years.  The minority interest has not contributed any assets or funds for Cia Minera’s operations and no past losses have been attributed as recoverable from the minority interest, therefore upon the reduction of the minority interest in fiscal 2009 there are no adjustments affecting the balances presented in the consolidated financial statements.

6.         PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2009 Net Book Value	2008 Net Book Value
Office equipment, furniture and fixtures	$5,512	$4,557	$955	$1,194
Computer equipment	27,642	6,587	21,055	22,928
Mine mill, machinery and processing plant	1,387,082	-	1,387,082	1,105,621
Mine facilities and equipment	48,416	2,362	46,054	46,270
	$1,468,652	$13,506	$1,455,146	$1,176,013

7.        MINERAL PROPERTIES

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, December 31, 2007	$12,489,137	$607,667	$1	$13,096,805

Exploration costs incurred during year:
Assays	98,442	67	303	98,812
Assessment and taxes	60,565	-	-	60,565
Drilling	1,276,941	-	-	1,276,941
Geological	326,564	387	1,450	328,401
Balance, December 31, 2008	$14,251,649	$608,121	$1,754	$14,861,524

Exploration costs incurred during year:
Assays	9,480	-	-	9,480
Assessment and taxes	40,948	-	-	40,948
Drilling	156,612	-	-	156,612
Geological	143,149	-	-	143,149
Sale of concentrate	(30,089)	-	-	(30,089)
Impairment of mineral properties	-	(608,118)	-	(608,118)

Balance, December 31, 2009	$14,571,749	$3	$1,754	$14,573,506

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

7.         MINERAL PROPERTIES (Continued)

Additional information on the Company’s mineral properties by region is as follows:

    (a)  Durango, Mexico

The Company’s subsidiary Cia Minera owns 42 mineral claims in the state of Durango, Mexico.  In addition four core mineral claims are under leased concessions – exploitation rights to and for the Unification La Platosa, are granted by a lease agreement, to Cia Minera from Minerales de Avino SA de CV. The two concessions, Primer Rey and Avino y Emma, are included in the lease agreement, but are discrete and lie under the town of San Jose de Avino. The agreement is valid until October 31, 2010. An ongoing dispute regarding royalties on the leased mineral claims was settled during fiscal December 31, 2007 (see Note 19).

The Company’s mineral claims in Mexico are divided into the following four properties:

    (i)     Avino mine area property

The Avino mine property is situated around the towns of Panucho de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares.

    (ii)   Stackpole area property

The Stackpole area property is situated with the Avino mine property around the towns of Panucho de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. Under a royalty agreement covering three mineral concessions, Cia Minera shall pay to Minerales de Avino royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less the process costs at the mine.

    (iii)  Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

    (iv)  Papas Quiero property

The Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

    (b)  British Columbia, Canada

    The Company’s mineral claims in British Columbia are divided into the following three properties:

    (i)  Aumax property

In 2003 the Company acquired a 100% interest in six Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

7.         MINERAL PROPERTIES (Continued)

    (b)    British Columbia, Canada (continued)

    (ii)  Minto property

The Company has a 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims. The property was written down to a nominal value of $1 in fiscal 2002. The Company recommenced exploration of the property in fiscal 2006 and costs incurred since then have been deferred.

    (iii)  Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. During the January 31, 2007 year end these original mineral claims and fractions were converted into six claims encompassing all of the original claims. The Company recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

During the year, the Company wrote down the value of the three British Columbia properties to a nominal value of $1 each. The Company is keeping all claims in good standing however no exploration is currently planned for these properties.

    (c)  Yukon, Canada

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

On November 12, 2008 and amended April 1, 2009, the Company entered into an option agreement with Mega Silver Inc. (“Mega Silver”), whereby Mega Silver can earn the excusive right and option to acquire a 100% title and interest in the Eagle Property located in the Yukon Territory.

To earn a 75% interest in the Eagle Property, Mega Silver must:

●	Incur Exploration Costs totalling $7.1 million over five years
●	Make total cash payments of $400,000 over five years to Avino.
●	Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must:

●
Takethe property into production, subject to a 2.5% Net Smelter Return, pay the Company $200,000, and $200,000 on or before each yearly anniversary of the production decision until the later of the fifth anniversary or the date of commercial production commences.

During 2008 the Company received $25,000 upon execution of the agreement which was recorded in income.

In 2009 the Company received a notice from Mega Silver which terminated the option agreement.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

8.         INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated	Fair	Fair
		Unrealized	Value	Value
	Cost	Gains (Losses)	2009	2008

(a) Bralorne Gold Mines Ltd.	$205,848	$(62,529)	$143,319	$89,574
(b) Levon Resources Ltd.	4,236	56,480	60,716	16,944
(c) Oniva InternationalServices Corporation	1	-	1	1

	$210,085	$(6,049)	$204,036	$106,519

During 2009 the Company recognized a $97,517 (2008 - $108,196, unrealized loss) unrealized gain on investments in related companies classified as available-for-sale in other comprehensive income, representing the change in fair value during the year.

    (a) Bralorne Gold Mines Ltd. (“Bralorne”)

    The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $143,319 as at December 31, 2009 (2008 - $89,574). Bralorne is a public company with common directors.

    (b) Levon Resources Ltd. (“Levon”)

    The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $60,716 as at December 31, 2009 (2008 - $16,944). Levon is a public company with common directors.

    (c) Oniva International Services Corporation (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 14 for disclosure on the Company’s commitment to Oniva.

9.         SALES TAX RECOVERABLE

The Company’s sales tax recoverable consists of the Mexican I.V.A. a Value-Added Tax (“VAT”) and the Canadian Goods and Services Tax (“GST”) recoverable.

	2009	2008

VAT recoverable	$92,706	$679,315
Write-down provision	(8,873)	(302,632)

VAT net carrying amount	83,833	376,683
GST recoverable	4,892	10,324

Sales tax recoverable	$88,725	$387,007

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

9.         SALES TAX RECOVERABLE (Continued)

The Company records the VAT net of a write-down provision, reflecting an estimate of the amount of the VAT recoverable based on past collection history and the length of time amounts are outstanding. During 2009 the Company received VAT refunds including interest totalling $617,245 for past claims included in the December 31, 2008 balance of VAT recoverable, resulting in a significant recovery of the sales tax write-down provision in 2009 and a lower ending balance of VAT as at December 31, 2009. The 2009 sales tax write-down recovery is presented in the statement of operations translated at exchanges rates effective for 2009 when the refunds were received.

10.       SHARE CAPITAL

    (a)  Authorized:   Unlimited common shares without par value

    (b)  Warrants

During the year ended December 31, 2009 there were no warrants issued, exercised or expired. On February 29, 2008, the TSX Venture Exchange approved the extension of the expiry date for the warrants expiring on March 20, 2008. The new expiry date for these warrants is March 20, 2009. On February 26, 2009, the TSX Venture Exchange granted approval to further extend these warrants to March 20, 2010.

Details of share purchase warrants outstanding as of December 31, 2009 and 2008 are:

Expiry Date	Exercise Price	Warrants Outstanding

March 20, 2010 (i)	$2.50	2,498,750

    (i)     Subsequent to December 31, 2009, the warrants expired unexercised.

    (c)    Stock options

The Company has a stock option plan under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

10.       SHARE CAPITAL (Continued)

    (c)  Stock options (continued)

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, December 31, 2007	1,451,300	$3.23
Granted	600,000	$1.65
Expired or cancelled	(196,800)	$1.97

Stock options outstanding, December 31, 2008	1,854,500	$2.85
Granted	160,000	$0.75
Expired or cancelled	(195,000)	$2.49

Stock options outstanding, December 31, 2009	1,819,500	$0.88	*

Details of stock options outstanding are:

Expiry Date	Exercise Price		2009 Stock Options Outstanding	2008 Stock Options Outstanding

April 5, 2010	$1.35	**	42,500	262,000
April 5, 2010	$0.75	**	219,500	-
September 26, 2010	$1.35		-	52,500
September 26, 2010	$0.75	*	52,500	-
March 15, 2011	$2.72		-	120,000
April 26, 2011	$3.99		60,000	940,000
April 26, 2011	$0.75	*	865,000	-
February 26, 2013	$1.65		10,000	-
February 26, 2013	$0.75	*	410,000	480,000
September 22, 2014	$0.75		160,000	-

			1,819,500	1,854,500

  *  Repriced during the year, the Company’s shareholders and the TSX Venture Exchange approved a re-pricing of options for directors and employees. See Note 11.
** Subsequent to December 31, 2009, the stock options expired unexercised.

As of December 31, 2009, 1,819,500 stock options (2008 – 1,854,500) were exercisable with a weighted average remaining contractual life of 1.87 years (2008 – 2.62 years).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

11.       STOCK-BASED COMPENSATION

During 2009 the Company granted stock options to various officers and employees of the Company to purchase up to a total of 160,000 common shares at an exercise price of $0.75 per share pursuant to the Company’s stock option plan. The options vested immediately and are exercisable on or before September 22, 2014.  The Company recorded stock-based compensation expense of $62,400 for these stock options

On August 25, 2009, the TSX Venture Exchange approved an amendment to the terms of 1,547,000 outstanding options held by directors and employees by adjusting the exercise price to $0.75 per share. The options previously had exercise prices ranging from $1.35 to $3.99. There were no adjustments to the life of the options. Additional stock based compensation of $175,487 relates to the re-pricing of the options.

The Company recorded total amount of stock based compensation expense in the amount of $237,887 (2008 - $585,800; 2007 - $Nil).

Investor relations expenses consist of expenses related to disseminated publications and other communications with shareholders, required by regulatory or other authorities. During 2009 investor relations consultants were not granted any stock options (2008 – 20,000; 2007 – nil).The shareholder and investor relations expense for 2009 includes $nil (2008 - $20,200; 2007 - $27,863) for the fair value of stock options vesting to investor relations consultants.

During the 2009 year, 195,000 stock options were forfeited or cancelled.

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to officers, directors, employees and investor relations consultants was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Period Ended December 31, 2007
Weighted average assumptions:
Risk-free interest rate	1.38%	3.32%	–
Expected dividend yield	–	–	–
Expected option life (years)	2.27	5	–
Expected stock price volatility	94.84%	78.23%	–
Weighted average fair value at grant date	$0.16	$1.01	–

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

12.       RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. The balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

    (a)    Amounts due to related parties:

	December 31, 2009	December 31, 2008
Directors	$18,000	$9,000
Chevillon Exploration	-	16,789
Frobisher Securities Ltd.	516	-
Oniva International Services Corp.	145,120	145,011
Sampson Engineering Inc.	1,054	-
	$164,690	$170,800

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

    (b)   The Company recorded the following amounts for management and consulting services provided by the following companies:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Period Ended December 31, 2007

Intermark Capital Corp	$96,000	$96,000	$88,000
Wear Wolfin Design Ltd.	30,000	30,000	27,500
	$126,000	$126,000	$115,500

    (c)    The Company recorded the following amounts for other services provided by the following companies:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Period Ended December 31, 2007

ABC Drilling Services Inc.	$-	$-	$65,577
Chevillon Exploration Consulting	4,331	16,789	-
Sampson Engineering Inc.	10,344	34,698	36,100
National Media Associates	-	-	40,513
	$14,675	$51,487	$142,190

    (d)    The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	Year Ended December 31, 2008	Year Ended December 31, 2008	Period Ended December 31, 2007

Salaries and benefits	$81,841	$109,354	$72,365
Office and miscellaneous	66,913	78,804	81,368

	$148,754	$188,158	$153,733

All related party transactions are recorded at the exchange amount, representing the value agreed upon by the Company and the related party, which management believes approximates fair value.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

13.       SUPPLEMENTARY CASH FLOW INFORMATION

	2009	2008	2007
Net change in non-cash working capital items:
Interest receivable	$2,793	$16,244	$18,996
Sales taxes recoverable	289,409	(206,110)	(338,069)
Prepaid expenses	(38,127)	20,830	21,725
Due from related parties	-	-	65,770
Accounts payable and accrued liabilities	(21,925)	(116,303)	(790,850)
Due to related parties	(6,110)	(5,988)	35,264
	$226,040	$(291,327)	$(987,164)

14.       COMMITMENTS

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12.

The Company has a commitment related to the exploration of its mineral properties in Durango, Mexico, from an agreement signed in 2008 that required drilling 5,000 meters of which the Company completed approximately 50% of this amount in 2008. Management is uncertain when further drilling will commence and as at December 31, 2009, if the Company chooses, it could terminate this contract at a cost of $46,768 (USD$44,499).

The Company has an agreement in which monthly operating services will be performed through to September 2010 in Durango, Mexico at a total committed cost of $85,131 (services denominated in USD$81,000).

On November 27, 2009, the Company entered into an agreement with a mining contractor for development work and extraction of ore. The agreement is for a term of six months starting from the Company making the required advance payment toward the project. In December 2009, the Company advanced the contractor $36,054 (payment denominated in MXN$450,000) which has been recorded as prepaid expenditures. Subsequent to the end of the year, the Company advanced the contractor a further $36,054 (payment denominated in MXN$450,000). These two advances represent the total advance required to begin the contract. The agreement is based on unit rates with no minimum amounts required to be completed.

The Company’s subsidiary has various lease agreements for their office premises, use of land and internet at the mine site. The future lease obligations are as follows including the drilling and services agreement noted above:

Amount

2010	$152,869
2011	11,297
2012	11,297
2013	11,297
2014	11,297
$198,057

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

15.       CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

16.       SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Regional geographic information pertaining to the Company’s mineral properties is disclosed in Note 7.

17.       INCOME TAXES

The components of the income tax provision including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	2009	2008	2007

Statutory rate	30.00%	31.00%	34.12%

Income taxes recovered at the Canadian statutory rate	$368,196	$446,469	$473,225

Less permanent differences:
Stock-based compensation	(71,366)	(181,598)	–
Investor relations expense for stock options granted	-	(6,262)	(9,507)
Reduction for effect of lower Mexican tax rates	1,394	(7,160)	(64,829)
Other non-tax deductible expenses	(363)	(762)	(1,574)

Effect of temporary differences:
Share issuance costs	-	51,071	71,239

Non-capital losses expired	(271,284)
Change in enacted rates	(206,652)

Valuation allowance on benefit of tax loss	180,075	(301,758)	(468,554)

Benefit of Mexican tax losses recognized on reduction of future income tax liability	239,694	(98,653)	501,083

Income tax recovery recognized in the year	$239,694	$(98,653)	$501,083

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

17.       INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to potential future income tax assets are as follows:

	2009	2008

Expected tax recovery rate	26%	27%

Non-capital tax losses carried forward	$1,141,325	$1,219,963

Capital losses carried forward	191,387	323,886

Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of Canadian mineral properties	540,234	441,491

Share issuance costs	42,833	88,963

Tax basis of investments in related companies in excess of book value	28,210	47,740

Undeducted capital cost allowance in excess of book value of Canadian equipment	54,225	56,246

Future income tax assets	1,998,214	2,178,289

Less: valuation allowance	(1,998,214)	(2,178,289)

Net tax assets	$–	$–

The potential benefit of Canadian net operating tax loss carry-forwards and other Canadian future income tax assets has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The future income tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant and equipment, which were acquired in the purchase of Cia Minera. The carrying values of the Mexican mineral properties, mine plant and equipment includes an estimated fair value adjustment recorded upon the July 17, 2006 acquisition of control of Cia Minera that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The future tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward. The approximate tax effects of each type of temporary difference that gives rise to future income tax liabilities are as follows:

	2009	2008

Mexican statutory rate	28%	28%

Book value of mineral properties in excess of tax bases	$3,472,175	$3,382,547
Book value of plant and equipment in excess of tax bases	333,676	275,092
Less: Mexican tax losses carried forward	(2,111,844)	(1,724,070)

Future income tax liability	$1,674,007	$1,933,569

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

17.       INCOME TAXES (Continued)

The Company has capital losses of $1,472,210 carried forward and $4,389,710 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $7,542,300 (denominated in MXN$78,199,403) in tax losses which are available to reduce future Mexican taxable income. The Company’s Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico

2010	$343,690	$1,373,853
2014	568,450	–
2016	–	3,623,246
2017	–	1,502,459
2018	–	1,042,742
2025	799,044	–
2026	646,331	–
2027	643,498	–
2028	774,118	–
2029	614,579	–

	$4,389,710	$7,542,300

18.       FINANCIAL INSTRUMENTS AND RISKS

    (a)  Classification

The Company has classified its cash and cash equivalents as held-for-trading. Investments in related companies are classified as available-for-sale. Accounts payable and amounts due to related parties are classified as other liabilities. Interest receivable is classified as held for trading.

The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	2009	2008

Held for trading (i)	$2,829,751	$3,578,180
Available for sale (ii)	204,036	106,519
Other financial liabilities (iii)	547,172	575,207

(i)	Cash and cash equivalents and interest receivable
(ii)	Investments in related companies
(iii)	Accounts payable and amounts due to related parties

    (b)  Fair values

The Company’s financial instruments consist of cash and cash equivalents, interest receivable investments in related companies, accounts payable and amounts due to related parties.  The carrying amounts of these short-term financial instruments are a reasonable estimate of their fair value because of their current nature, and the investments in related companies are carried at fair values based on quoted market prices.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

18.       FINANCIAL INSTRUMENTS AND RISKS (Continued)

    (b) Fair values (continued)

The Company classifies its fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Inputs that are not based on observable market date.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

				Total
	Level 1	Level 2	Level 3	2009

Cash and cash equivalents	$2,829,605	$-	$-	$2,829,605
Investments in related companies	204,036	-	-	204,036
	$3,033,641	$-	$-	$3,033,641

    (c)  Interest rate risk

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

    (d)  Foreign exchange rate risk

The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (“MXN”) and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company’s business and on the reported amounts of the Company’s financial instruments. The Company is exposed to foreign exchange rate risk relating to cash denominated in Mexican pesos totalling $116,014 (MXN$1,448,008), and accounts payable denominated in pesos totalling $283,850 (MXN$3,542,809). The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

    (e)  Credit risk

The Company's cash and equivalents are primarily held in a GIC and in accounts with Canadian financial institutions, and as at December 31, 2009 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance. To minimize the credit risk on cash and cash equivalents the Company uses high quality financial institutions. As at December 31, 2009 the Company has no financial assets that are past due or impaired due to credit risk defaults.

    (f)  Liquidity risk

The Company ensures its holding of cash and cash equivalents is sufficient to meet its operational requirements. The Company handles its liquidity risk through the management of its capital structure. All of the Company’s financial liabilities have contractual maturities of approximately 30 days or are due on demand and are subject to normal trade terms.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

18.       FINANCIAL INSTRUMENTS AND RISKS (Continued)

    (g)  Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The sale of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity prices. The Company is exposed to market risk in trading its investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company’s investments are accounted for at estimated fair values and are sensitive to changes in market prices, such that changes in market prices result in a proportionate change in the carrying value of the Company’s investments. The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

    (h)  Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the year which a change in foreign exchange rates would have had.  A change of +/- 10% in MXN$ foreign exchange rate would have an impact of approximately +/- $8,881 on the Company’s net loss.  This impact results from the Company’s MXN$ based balances of monetary assets and liabilities.

19.       LITIGATION SETTLEMENT

The Company’s subsidiary Cia Minera leases four core mineral claims in consideration for royalties. The lessor had contested the underlying royalty agreement, and had filed a legal action claiming royalties were owed from years prior to the Company’s acquisition of control of Cia Minera. An amicable settlement was negotiated during the period ended December 31, 2007 whereby the Company settled the dispute at a cost of $1,497,604 (settlement denominated in USD$1,500,000).

During fiscal December 31, 2007, the Company recorded a litigation settlement expense of $759,302 which was the $1,497,604 amount less a prior year accrual of $738,302. The Company paid a $1,398,457 (USD$1,400,000) portion of the settlement in the year ended December 31, 2007 and the $99,130 balance owing (USD$100,000) was paid during the year ended December 31, 2008. This payment during 2008 resulted in a credit to the litigation settlement of $2,785 due to the foreign exchange difference on the settlement date.

20.       MISAPPROPRIATION LOSS

During fiscal 2007, the Company incurred a misappropriation loss of MXN$930,000 (CAD$86,155) as a result of a fraudulent disbursement initiated by an unknown third party who was able to access the Company’s Mexican bank account. The Company’s legal representative and the Mexican authorities are attempting to retrieve the funds, however there is no guarantee that these funds will be recovered and the Company has fully provided for this loss. The Company has taken stringent steps as a result of this loss including the use of another bank’s services and has added additional internal controls over banking transactions to prevent the reoccurrence of such a loss in the future.

21.       COMPARATIVE FIGURES

Certain prior year comparative figures have been reclassified to conform to the financial statements presentation adopted for fiscal 2009.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

22.       SUBSEQUENT EVENTS

On January 14, 2010, there were 75,000 stock options granted to directors of the Company at an exercise price of $0.81, expiring on January 14, 2015.

23.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in most respects conform to accounting principals generally accepted in the United States (“US GAAP”). There are certain material    differences between Canadian and US GAAP and if these consolidated financial statements were prepared in accordance with US GAAP, the impact would be as follows:

	2009	2008
Balance sheets
Total assets under Canadian GAAP	$19,206,278	$20,126,230
Deferred exploration expenditures and mineral property acquisition costs (ii)	(14,573,506)	(14,861,524)
Total assets under US GAAP	$4,632,772	$5,264,706

Total liabilities under Canadian GAAP	$2,241,179	$2,508,776
Future income taxes related to mineral properties (ii)	(1,694,007)	(1,933,569)
Total liabilities under US GAAP	$547,172	$575,207

Total shareholders’ equity under Canadian GAAP	$16,965,099	$17,617,454
Future income taxes related to mineral properties (ii)	1,694,007	1,933,569
Deferred exploration expenditures (ii)	(14,573,506)	(14,861,524)
Total shareholders’ equity under US GAAP	$4,085,600	$4,689,499

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

23.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2009	2008	2007
Consolidated statements of operations
Loss for year under Canadian GAAP	$(987,759)	$(1,538,876)	$(885,863)
Future income taxes related to mineral properties (i)	(239,562)	98,653	(501,083)
Current period exploration costs (i)	(320,100)	(1,764,719)	(2,332,350)
Addback of impairment in mineral properties	608,118	-	-
Stock based compensation expense (ii)	(143,564)	(185,165)	-
Net loss for the year under US GAAP (ii)	$(1,082,867)	$(3,390,107)	$(3,719,296)
Loss per share under US GAAP - basic and diluted	$(0.05)	$(0.17)	$(0.18)

	2009	2008	2007
Statements of cash flows
Cash flows used in operating activities under Canadian GAAP	$(144,075)	$(909,029)	$(2,344,201)
Mineral properties expenditures (ii)	(320,100)	(1,764,719)	(2,292,156)
Cash flows used in operating activities under US GAAP	$(464,175)	$(2,673,748)	$(4,636,357)

Cash flows used in investing activities under Canadian GAAP	$(601,561)	$(1,858,211)	$(2,364,364)
Mineral properties expenditures (ii)	320,100	1,764,719	2,292,156
Cash flows used in investing activities under US GAAP	$(281,461)	$(93,492)	$(72,208)

    i)  Mineral properties and deferred exploration expenditures

Canadian GAAP permits the deferral of costs for the acquisition of mineral properties and exploration expenditures subject to periodic assessments for impairment. US GAAP requires that mineral exploration costs relating to unproven mineral properties be expensed.  Under US GAAP the acquisition costs of mineral properties are initially capitalized with an assessment for impairment under ASC 360 performed at each reporting period. For US GAAP cash flow statement purposes, mineral property exploration expenditures would be shown under operating activities rather than investing activities.

    ii)  Stock-based compensation

Under ASC 718 US GAAP requires the recognition of a stock-based compensation expense associated with the extension of the expiry date of outstanding warrants whereas Canadian GAAP has no clear guidance on non-service orientated equity awards. The Company has calculated this expense using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates 1.27% (2008 - 3.05%), dividend yield of nil and nil, volatility of 104% and 155% (2008 –26.61% and 44.12%) and an expected life of 0.06 years and 1.06 years (2008 - 0.05 years and 1.05 years).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

23.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

    iii)  Recent adopted accounting standards

In June 2009, FASB issued Accounting Standards Codification (“ASC”) Topic 105, Generally Accepted Accounting Principles. ASC Topic 105 establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for the Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of Accounting Standards Updates (“ASU”). The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referenced and otherwise did not affect the Company’s consolidated financial statements.

In May 2009, the FASB issued ASC 855-10-05, Subsequent Events (formerly SFAS No. 165) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance defines two types of subsequent events: “recognized subsequent events” and “non-recognized subsequent events”. Recognized subsequent events provide additional evidence about conditions that existed at the balance sheet date and must be reflected in the Company’s financial statements. Non-recognized subsequent events provide evidence about conditions that arouse after the balance sheet date and are not reflected in the financial statements of a company. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued ASC 815-10-15 Derivatives and Hedging (formerly SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133). ASC 815-10-15 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued ASC 810-10, Non-Controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51, (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. ASC 810-10 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, December 31, 2008 and eleven-months ended December 31, 2007
(Expressed in Canadian dollars)

23.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

    iii)  Recent adopted accounting standards (continued)

In December 2007, the FASB issued ASC 805 Business Combinations (formerly SFAS No. 141(R)) that establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

    iv)  Recently issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued amendment to ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 166 Accounting for Transfers of Financial Assets, which amends FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishing of Liabilities) significantly changing how companies account for transfers of financial assets. The standard provides revised guidance in a number of areas including the elimination of qualifying special purpose entity concept, the introduction of new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The adoption of this standard is not expected to have a material impact on the Company’s future reported financial position or results of operations.

In June 2009, the FASB issued an amendment to ASC 810 Consolidation (formerly SFAS 167, Amendments to FASB Interpretation No. 46 (R), which amends the consolidation guidance for variable interest entities (“VIE”) under FIN 46(R), Consolidation of Variable Interest Entities). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable interest entity. In addition, changes to when it is necessary to reassess who should consolidate a variable interest entity have also been made. In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the VIEs expected losses or receives a majority of the VIEs expected residual returns or both is no longer required. Under the amendment, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis. Additional disclosures will be required under the amendment to provide more transparent information regarding an entity’s involvement with a VIE. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The adoption of this standard is not expected to have a material impact on the Company’s future reported financial position or results of operations.